Exhibit 99.129

DHX Media announces nine international SVOD deals

HALIFAX, Feb. 5, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has licensed more than 5,000 half-hours of content in non-exclusive deals across nine new subscription video-on-demand (SVOD) platforms in the US, Canada, Chile, France, Africa, Southeast Asia and Australia.

Dana Landry, CEO of DHX Media, said: "Over the last twelve months, we have seen tremendous growth in the SVOD space, with more than two dozen new subscription streaming services being announced or launched, globally. As shown by these recently closed distribution deals, DHX's scale and the marquee brands we can ofer have positioned us as a key player in providing content to SVOD services worldwide. We anticipate further SVOD deals as this new era of digital streaming continues to unfold."

USA

•	Qkids – New York-based Qkids, a preschool SVOD from music-concert streaming service, Qello, has licensed approximately 450 half-hours of DHX content across 26 series and specials. Soon to be launching on iOS worldwide, with other platforms to follow this year, Qkids will ofer such DHX titles as The Adventures of Paddington, Strawberry Shortcake, Teletubbies, The Busy World of Richard Scary and Caillou's Holiday Movie.

CANADA

•	shomi – DHX has licensed approximately 2,800 half-hours of content across more than 70 series and 20 specials to shomi, the new joint venture SVOD platform from Rogers Communications and Shaw Communications, which was launched in November 2014. DHX titles now available on shomi, include Caillou, Emily of New Moon, Martha Speaks, Johnny Test, Super Why!, In the Night Garden and Super Mario.

CHILE

•	VOD Kids – DHX has licensed more than 120 half-hours of content across 10 series to VOD Kids, a new SVOD service launched in April 2014 by VTR, a leading Chilean telecommunications company. DHX content available on VOD Kids includes Care Bears, Bo on the GO!, Monster Math Squad, Superwhy! and Rastamouse.

FRANCE

•	Tfou Max –Tfou Max, the new children's SVOD service from TF1, France's leading television network, has licensed approximately 120 half-hours of DHX content across six series and specials. Tfou Max was launched in February 2015. Some of the DHX shows now available on the service include Strawberry Shortcake, Lassie, The Adventures of Sonic the Hedgehog and Caillou's Holiday Movie.

AFRICA

•	Aflix – DHX has licensed approximately 200 half-hours of content across 13 series to Aflix, an African SVOD whose service was expanded in October 2014 from three countries to more than 30 countries across Sub-Saharan Africa. Aflix allows subscribers to stream content on Android devices. Some of the DHX shows now available on Aflix include, Caillou, In the Night Garden, Sonic the Hedgehog, Animal Mechanicals and Teletubbies.
•	VIDI – In South Africa, the SVOD and TVOD service VIDI has licensed approximately 700 half-hours of DHX content across 35 series and specials. VIDI, which is owned by Times Media Group, was launched in September 2014. Some of the DHX shows now available to VIDI customers include Topsy & Tim, Grandpa in My Pocket, Bo on the GO!, The Adventures of Abney and Teal, and That's So Weird.

SOUTHEAST ASIA

•	iFlix – The Malaysia-based Catcha Group's iFlix SVOD service, which is set to launch in Southeast Asia in March 2015, has licensed approximately 400 half-hours of DHX content across 19 series. Some of the key titles in the deal include Animal Mechanicals, Johnny Test, Sonic the Hedgehog, Kid vs Kat, Super Why! and Teletubbies.

AUSTRALIA

•	Stan – DHX has licensed hundreds of half-hours of content across 38 series and specials to Stan, the new SVOD service launched in January 2015 in Australia as a joint venture between Nine Entertainment Co. and Fairfax Media. DHX shows available to Stan subscribers include Teletubbies, In the Night Garden, Johnny Test, Inspector Gadget, Strawberry Shortcake and Caillou.
•	Presto TV – Also in Australia, DHX has licensed approximately 150 half-hours of content across eight series to Presto TV, a new SVOD service that was launched in January 2015 by Foxtel. Arthur, Bo on the GO!, Caillou, Super Why! and Busytown Mysteries are some of the DHX titles available to Presto TV subscribers.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has ofices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including statements regarding the Company's expectations with respect to its subscription video-on-demand distribution and licensing operations and subscription video-on-demand platform launches. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may difer materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to difer materially from current expectations, among other things, include risks related to the accuracy of the assumptions upon which the Company's expectations are based, market factors and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 05-FEB-15